                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2002


                                       OR

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

        For the transition period from              to           .
                                       ------------    ----------

                         Commission file number 1-14258



 Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           PREMIER FARNELL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PREMIER FARNELL PLC
                      Armley Road, Leeds, LS12 2QQ, England

                           PREMIER FARNELL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                                FINANCIAL REPORT

                            DECEMBER 31,2002 AND 2001

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                                    CONTENTS



--------------------------------------------------------------------------------

                                                                      Page
                                                                      ----
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS
  AND SCHEDULE                                                           1

FINANCIAL STATEMENTS
  Statements of net assets available for benefits                        2
  Statements of changes in net assets available for benefits             3
  Notes to financial statements                                        4-6

SUPPLEMENTAL SCHEDULE
  Schedule of assets (held at end of year)                               7

The Plan Administrator
Premier Farnell Corporation 401(k)
  Retirement Savings Plan
Cleveland, Ohio


                          Independent Auditors' Report

        We have audited the accompanying statements of net assets available for benefits of Premier Farnell Corporation 401(k) Retirement Savings Plan ("Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         Hausser + Taylor LLC

Cleveland, Ohio
June 16, 2003

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                            2002           2001
                                                                            ----           ----
ASSETS
------
Investments at Contract Value:
-----------------------------
  CIGNA Charter Guaranteed Income Fund                                  $  4,929,434    $ 3,943,616

Investments at Estimated Fair Value:
-----------------------------------
CIGNA TimesSquare Corporate Bond Fund                                        647,411        395,785
CIGNA Balanced Fund/Wellington Mgmt.                                               -        632,054
CIGNA S&P 500 Index Fund                                                   1,453,042      1,729,368
CIGNA Large Cap Growth/Goldman Sachs Fund                                  1,585,874      1,832,851
CIGNA Small Cap Growth/TimesSquare Fund                                    1,256,793      1,329,149
Lazard International Equity Fund                                             397,870        408,321
CIGNA Lifetime 20                                                              7,013              -
CIGNA Lifetime 30                                                             15,053              -
CIGNA Lifetime 40                                                            212,342              -
CIGNA Lifetime 50                                                             40,418              -
CIGNA Lifetime 60                                                              3,701              -
CIGNA Balanced I Fund                                                        585,812              -

Investments at Fair Value as Determined by Quoted Market Price:
--------------------------------------------------------------
  Premier Farnell plc Ordinary (Common) Stock - ADR Form                     511,894        580,551

Investments at Cost:
-------------------
  Participant loans                                                          297,260        198,005
                                                                        ------------    -----------
       Total investments                                                  11,943,917     11,049,700

Employees' contributions receivable                                          146,875        371,339
                                                                        ------------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                                       $ 12,090,792    $11,421,039
                                                                        ------------    -----------








   The accompanying notes are an integral part of these financial statements.

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                            2002           2001
                                                                            ----           ----
ADDITIONS
  Investment income (loss):
    Interest and dividends                                               $   196,777    $   186,309
    Net depreciation in fair value of investments                         (1,504,275)    (1,088,496)
    Interest on participant loans                                             16,605         12,490
                                                                        ------------    -----------
        Total investment loss                                             (1,290,893)      (889,697)

  Employees' contributions                                                 3,785,383      4,972,759
  Rollover contributions                                                     284,593        272,626
                                                                        ------------    -----------
        Total contributions                                                4,069,976      5,245,385
                                                                        ------------    -----------

        Total additions                                                    2,779,083      4,355,688

DEDUCTIONS
  Plan benefits paid to participants                                       2,036,581      2,496,057
  Administrative fees                                                         72,749        100,154
                                                                        ------------    -----------
        Total deductions                                                   2,109,330      2,596,211
                                                                        ------------    -----------

NET INCREASE                                                                 669,753      1,759,477

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                     11,421,039      9,661,562
                                                                        ------------    -----------

NET ASSETS AVAILABLE FOR BENEFITS -END OF YEAR                           $12,090,792    $11,421,039
                                                                        ------------    -----------








   The accompanying notes are an integral part of these financial statements.

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1. DESCRIPTION OF PLAN

        The following description of the Premier Farnell Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General:

            The plan began April 1, 1999 and is a defined contribution plan covering significantly all employees of Premier Farnell Corporation (the "Company") who have completed at least 30 days of eligibility service other than the following employees to whom coverage has not been extended: union employees, leased employees, and employees residing in Puerto Rico. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

        Contributions:

            Participants may make pre-tax contributions in any amount between 1% and 15% of their compensation. Unless employees elect otherwise upon becoming eligible to participate in the Plan, they are deemed to have elected to make an automatic contribution of 3% of compensation. The employer, at its discretion, may make qualified non-elective contributions detemined on an annual basis. No employer contributions were made in 2002 or 2001.

        Participant Accounts:

            Each participant's account is credited with the employee's contribution and an allocation of any Company contribution and Plan earnings, and is charged with an allocation of administrative expenses. Participants direct their investment fund options.

        Vesting:

            A participant has a 100% non-forfeitable vested interest in his portion of contributions as well as the Company's contributions.

        Funding:

            The employees funding policy is to make the contributions to the Plan as soon as they can be reasonably segregated from the Company's general assets within the time limits set by the Department of Labor.

        Payment of Benefits:

            A participant or his beneficiary, upon termination, death, or retirement, receives payment of his/her vested account balance in the form of cash. Additionally, the Plan has provisions for an active participant to make hardship withdrawals from his cash option account, subject to limitations and restrictions.

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A. Investments - Investments in the Connecticut General Life Insurance Company ("CIGNA") funds are reported at estimated fair value as of the last day of the plan year as determined by CIGNA Investments, Inc. Investments in the CIGNA Guaranteed Investment Contract are reported at contract value. The investment in Company Common Shares is reported at fair value determined by the quoted market price on the last business day of the plan year. Participant loans are reported at cost which approximates fair value.

        B. Administrative expenses -- Expenses of the plan are paid by Premier Farnell Corporation or the Plan at the discretion of the Company.

        C. Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.


NOTE 3. INVESTMENT CONTRACT WITH INSURANCE COMPANY

        In 1999, the Plan entered into a benefit-responsive investment contract with CIGNA. CIGNA maintains the contributions in its general account. Investments in an insurance company unallocated general account are not insured and are subject to CIGNA'S credit risk. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Although this fund has paid participants at contract value for 2002 and 2001, CIGNA has the right under certain limited circumstances to defer participant transfers or distributions.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields were approximately 4.08 and 4.80 percent for 2002 and 2001, respectively. The crediting interest rates at December 31, 2002 and 2001 were 3.90 and 4.80 percent, respectively. The crediting interest rate is determined and reviewed by CIGNA on a semiannual basis and is reset every January 1 and July 1. These rates are then guaranteed for the six month period.


NOTE 4. PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants shall be 100% vested in their accounts and will receive a total distribution of their account.

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTE 5. INCOME TAX STATUS

        The Plan has not yet received a determination from the Internal Revenue Service that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code. The Plan was amended and restated, retroactive to January 1, 2002 to conform with the requirements of GUST and EGTRRA. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.


NOTE 6. INVESTMENTS

        CIGNA Investments, Inc., the trustee of the Plan, holds the following Plan's investment assets and executes transactions therein. Investments that represent 5% or more of net assets are presented in the statements of net assets available for benefits.

        During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

                                                                            2002           2001
                                                                            ----           ----
            Net depreciation in fair value of investments:
               Pooled separate accounts                                  $(1,271,816)   $  (921,726)
               Company common stock                                         (232,459)      (166,770)

Note 7. RELATED PARTY TRANSACTIONS

        CIGNA Retirement & Investment Services is the Plan's investment manager. The Plan's assets are primarily held in pooled separate accounts and guaranteed investment contracts with CIGNA Investments, Inc., a related party, therefore these transactions qualify as party-in-interest.


NOTE 8. SUBSEQUENT EVENT

        Effective January 24, 2003 the remaining assets of the terminated Premier Farnell Corporation Master Profit Sharing Plan in the amount of $1,111,323 were transferred into the 401(k) Retirement Savings Plan.

                             SUPPLEMENTAL SCHEDULE

           PREMIER FARNELL CORPORATION 401(k) RETIREMENT SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             Employer No. 51-0373145
                                  Plan No. 024

                                December 31, 2002
--------------------------------------------------------------------------------



                                                                                                Current
(a) (b) Identity of Party          (c) Description of Investment                               (e) Value
        -----------------              -------------------------                                   -----
*   Connecticut General Life Ins.  Guaranteed Investment Contracts
                                     CIGNA Charter Guaranteed Income Fund                     $ 4,929,434


*   Connecticut General Life Ins.  Pooled Separate Accounts
                                     CIGNA TimesSquare Corporate Bond Fund                        647,411
                                     CIGNA S&P 500 Index Fund                                   1,453,042
                                     CIGNA Large Cap Growth/Goldman Sachs Fund                  1,585,874
                                     CIGNA Small Cap Growth/TimesSquare Fund                    1,256,793
                                     Lazard International Equity Fund                             397,870
                                     CIGNA Lifetime 20                                              7,013
                                     CIGNA Lifetime 30                                             15,053
                                     CIGNA Lifetime 40                                            212,342
                                     CIGNA Lifetime 50                                             40,418
                                     CIGNA Lifetime 60                                              3,701
                                     CIGNA Balanced I Fund                                        585,812

*   Premier Farnell Corporation    Premier Farnell plc Ordinary (Common) Stock - ADR  Form        511,894

*   Participant Loans              Interest rates from 7.0% - 10.50%                              297,260
                                                                                             ------------

                                                                                             $ 11,943,917
                                                                                             ------------

* Represents a party-in-interest.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               PREMIER FARNELL CORPORATION
                               401(k) RETIREMENT SAVINGS PLAN

                               By:  Premier Farnell Corp., as plan administrator


                               By:    /s/ Joseph R. Daprile
                                      ------------------------------------------
                               Name:  Joseph R. Daprile
                               Title: Vice President and General Counsel

June 27, 2003

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
------                       -----------------------
99.1                         Certification pursuant to 18 U.S.C. Section 1350, as
                             adopted pursuant to Section 906 of the Sarbanes-Oxley
                             Act of 2002.